82-5798

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/148 date 13.05.04 pages incl. cover

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

04030214

SUPPL

Dear Sirs,

Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (as attached).

Attachments:
1. Notices of material facts:
- Accrued and/or paid-out income on securities of the issuer; fall due dates of performance of the issuer's obligations toward owners of securities
- Information on events resulted in one-time increase of the issuer's net profit/net loss by over 10 per cent
- Information on passing by the issuer's authorized governing body of the resolution on a securities issue
- Information on a securities issue undertaken by the issuer

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

5/19

Yours sincerely,

R.Amaryan
General Director
JSC CenterTelecom

RECEIVED
2004 MAY 18 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

№ 82-5798

NOTICE OF A MATERIAL FACT
INFORMATION ON PASSING BY THE ISSUER'S AUTHORIZED GOVERNING BODY OF THE RESOLUTION ON A SECURITIES ISSUE

1. Full corporate name of the issuer specifying the legal and organizational form: **Joint-Stock Central Telecommunication Company**

2. The issuer's registered address: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation**

3. Taxpayer Identification Number (INN) assigned to the issuer by tax authorities: **5000000970**

4. Unique code of the issuer assigned by registration authorities: **00194-A**

5. Code of the material fact: **1100194A05052004**

6. Address of Internet page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64

7. Name of a regularly published printed publication used by the issuer for publishing notices of material facts: **Supplement to FCSM Herald, Rossiiskaya Gazeta**

8. The issuer's governing body which passed the resolution on the approval of the decision on the securities issue: **Board of Directors of Joint-Stock Central Telecommunication Company**

9. Date of the meeting (session) of the issuer's governing body at which the resolution on the securities placement was passed: **April 28, 2004**

10. Date of compiling and number of the minutes of the meeting (session) of the issuer's governing body at which the resolution on the securities placement was passed: **minutes # 33 of May 5, 2004**

11. Type, category (class), series and other identifying features of the securities: **non-convertible documentary interest bearing series 04 bearer bonds to be mandatorily kept in centralized custody (the bonds).**

12. Number of securities to be placed and nominal value of each piece of securities under placement: **7,000,000 (seven million) pieces at the nominal value of RUR1,000 (one thousand roubles) each.**

13. Placement mode: **public subscription**

14. Placement price or the method of its determination: **The placement price of the bonds on the first and subsequent days of the placement shall be equal to 100 per cent (one hundred per cent) of the nominal value, i.e. RUR1,000 (one thousand roubles) per bond.**

Starting from the 2nd (second) day of the bond placement any purchaser upon closing the bond sale-purchase deal will also pay the accrued coupon interest on the bonds calculated as from the bond placement start pursuant to item 15 of the Decision on the securities issue and paragraph 2.6 of the Bond Issue prospectus.

15. Period (start and end dates) of the bond placement or the method of their determination:

Placement start date or the method of its determination:

The bond placement shall start not earlier than two weeks after the publication of the notice of the state registration of the bond issue and the arrangements for accessing information contained in the bond issue prospectus.

The notice of the state registration of the bond issue and arrangements for accessing information contained in the bond issue prospectus shall be published by the issuer according to procedure and period specified in item 11 of the Decision on the securities issue and paragraph 2.9 of the Bond Issue prospectus. The two week period shall start on the date of publishing of the notice of the state registration of the bond issue and arrangements for accessing information contained in the Bond Issue prospectus in The Rossiiskaya Gazeta subject to issuer's compliance with the order of information disclosure specified in item 11 of the Decision on the securities issue and paragraph 2.9 of the Bond Issue prospectus.

The date of the bond placement start shall be set by the issuer after completion of the bond issue state registration and disclosed by the issuer:

not later than 5 days before the bond placement start date in the news from Interfax and AK&M news agencies;

posted on the website at http://www.centertelecom.ru/index.html?d=64 not later than 5 days before the bond placement start date.

Placement end date or the method of its determination:

The bond placement end date shall be the earliest of the following dates: a) the 10th (tenth) business day from the bond placement start date, and b) the date of placement of the last bond of the issue.

16. Other terms and conditions of the bond placement set out in the decision on the bond issue:

applications to purchase/sell bonds filed using trading and clearing systems of MICEX. Closing of bond placement deals shall start after the results of the tender on determination of the first coupon interest rate are available and end on the last day of the bond placement.

Bonds are purchased by making payments remitting the required funds.

No deferred payments are allowed.

Exercising preferential rights of purchasing the securities under placement: **no preferential rights**

Share of issued bonds which if remained unplaced results in the bond issue deemed unfulfilled: not specified.

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company
Date: May 5, 2004 *Seal*

№ 82-5198

NOTICE OF A MATERIAL FACT
INFORMATION ON A SECURITIES ISSUE UNDERTAKEN BY THE ISSUER

1. Full corporate name of the issuer specifying the legal and organizational form: **Joint-Stock Central Telecommunication Company**

2. The issuer's registered address: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation**

3. Taxpayer Identification Number (INN) assigned to the issuer by tax authorities: **5000000970**

4. Unique code of the issuer assigned by registration authorities: **00194-A**

5. Code of the material fact: **0500194A05052004**

6. Address of Internet page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64

7. Name of a regularly published printed publication used by the issuer for publishing notices of material facts: **Supplement to FCSM Herald, Rossiiskaya Gazeta**

8. Information on passing the resolution on securities placement:

type, category (class), series and other identifying features of the securities: **non-convertible documentary interest bearing series 04 bearer bonds to be mandatorily kept in centralized custody.**

number of securities to be placed and nominal value of each piece of securities under placement: **7,000,000 (seven million) pieces at the nominal value of RUR1,000 (one thousand roubles) each.**

placement mode: **public subscription**

other conditions for securities placement set out by the resolution on securities placement:

Maturity, and redemption form and arrangements:

The bonds shall be redeemed on the 1830 (one thousand eight hundred and thirtieth) day from the placement start, in cash by remittance of funds in the currency of the Russian Federation. The bonds will be redeemed by the payment agent at the expense and upon the order of the issuer. If the redemption day falls on a holiday no matter whether a public holiday or no-business day for settlement transactions, the payment of the due amount shall be effected on the first business day following the holiday. A bond owner shall not be entitled to claim interest accrued or any other compensation for such delayed payment. At the bond redemption date the payment agent shall remit as required the necessary funds into accounts of persons authorized to receive bond redemption amounts. In the event that one person is authorized to receive bond redemption amounts by several bond owners the person in question shall receive the total amount without breakdown on each of the authorizing bondholders.

There shall be no redemption before maturity.

Placement price:

The placement price of the bonds on the first and subsequent days of the placement shall be equal to the nominal value, i.e. RUR1,000 (one thousand roubles) per bond.

Starting from the second day of the bond placement purchasers will also pay the accrued coupon interest (ACI) on the bonds calculated according to the following formula:

$$ACI = N \times C_1 \times (T - T_0)/365/100\%$$

where

C_1	-	**first coupon interest rate (per cent p.a.);**
N	-	**the bond nominal value;**
T	-	**date at which the ACI is calculated;**
T_0	-	**placement start date;**
ACI	-	**acrrued coupon income per each bond.**

The ACI amount per bond shall be calculated with the accuracy of 1 copeck (RUR0.01) round-off being carried out according to rules of mathematics.

The value of C1 (the first coupon interest rate in per cent p.a.) shall be set on the bond placement start day.

Security for meeting obligations under the bond issue: performance of the bond issue obligations by JSC CenterTelecom is secured by a surety provided by Telecom-Terminal Limited Liability Company.

ACB ROSBANK is appointed as the main arranger and lead underwriter of the bond issue. ACB Promsvyazbank, Private JSC CB GUTA-BANK, Private JSC IC Troyka-Dialog are appointed the co-arrangers and joint underwriters of the bond issue.

JSC Federal Stock Corporation was appointed the Financial Advisor for the bond issue.

the issuer's governing body which passed the resolution on the securities placement: **Board of Directors of Joint-Stock Central Telecommunication Company**

date of the meeting (session) of the issuer's governing body at which the resolution on the securities placement was passed: **April 28, 2004**

date of compiling and number of the minutes of the meeting (session) of the issuer's governing body at which the resolution on the securities placement was passed: **minutes # 33 of May 5, 2004**

R. Amaryan
General Director

№ 82-5798

NOTICE OF A MATERIAL FACT
INFORMATION ON EVENTS RESULTED IN ONE-TIME INCREASE OF THE ISSUER'S NET PROFIT/NET LOSS BY OVER 10 PER CENT

There was a technical error found in the notice of a material fact entitled Information on events resulted in one-time increase of the issuer's net profit/net loss by over 10 per cent (code 0300194A30042004) published on April 30, 2004 by news agencies Private JSC Interfax and Private JSC AK&M and posted on CenterTelecom website at (http://www.centertelecom.ru/index.html?d=64), and stored by information resources of NP RTS Stock Exchange, MICEX. The events which resulted in a one-time increase of net losses of CenterTelecom in 1Q2004 (item 9) were described incorrectly. The right wording follows.

1. Full corporate name of the issuer specifying the legal and organizational form: **Joint-Stock Central Telecommunication Company**
2. The issuer's registered address: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation**
3. Taxpayer Identification Number (INN) assigned to the issuer by tax authorities: **5000000970**
4. Unique code of the issuer assigned by registration authorities: **00194-A**
5. Code of the material fact: **0300194A30042004**
6. Address of Internet page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64
7. Name of a regularly published printed publication used by the issuer for publishing notices of material facts: **Supplement to FCSM Herald, Rossiiskaya Gazeta**
9. Events resulted in a one-time increase of the issuer's net profit/net loss by over 10 per cent: **Reduction of revenues from telecommunications services rendered in 1Q2004 (actual figure in 1Q2004 was RUR5,742,618 thousand) as compared to the revenues in 4Q2003 (actual figure was RUR5,929,992 thousand) totaled to RUR187,374 thousand; growth of expenses for property tax in 1Q2004 (RUR126,451 thousand) as compared to 4Q2003 (RUR87,893 thousand) reached RUR38,558 thousand, growth of doubtful debt provisions in 1Q2004 (RUR215,214 thousand) over the same in 4Q2003 (RUR86,414 thousand) amounted to RUR128,800 thousand.**
10. Date of the event that resulted in a one-time increase of the issuer's net profit/net loss by over 10 per cent: **April 30, 2004**
11. Net profit of the issuer in the reporting period (4Q2003) preceding the reporting period in which the material event occurred: **RUR207,860 thousand**
12. Net loss of the issuer in the reporting period (1Q2004) in which the material event occurred: **RUR77,286 thousand**
13. Net profit change in absolute and relative terms:

Absolute change of the net profit RUR285,146 thousand
Relative change of the net profit: 137%

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

L. Buryanova
Acting Chief Accountant

Date: May 06, 2004 *Seal*

N82-5198

NOTICE
OF MATERIAL FACTS

INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME
ON THE ISSUER'S SECURITIES,

INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS
TOWARDS HOLDERS OF ITS SECURITIES

Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

INN: ***5000000970***

The unique identification code of the issuer: ***00194-A***

Code of the material fact: ***0600194A21042004, 0900194A21042004***

Website where notices of material facts are posted: http://www.centertelecom.ru/index.html?d=64

Name of regularly issued printed publications to publish notices of material facts: ***Supplement to FCSM Herald, Rossiiskaya Gazeta (The Russian Daily)***

Type, category (class), series and other identifications of the securities: ***interest bearing documentary nonconvertible bearer bonds series 02 (henceforth "the bonds")***
State registration number of the issue: ***4-02-00194A***
Date of the bond issue state registration: ***June 25, 2002***
State registration authority performing the state registration of the bond issue: ***Federal Commission for Securities Market (FCSM)***
The Company's governing body which passed resolution to determine the amount payable on coupons attached to the bonds issued by Company, the date of passing the said resolution and date of the minutes of the Board of Directors meeting at which the said resolution was passed: ***the interest rate (the coupon) on the bonds is defined in accordance with the Decision on the bond issue (registration number 4-02-00194-A dated June 25, 2002) as approved by the Board of Directors of JSC CenterTelecom, minutes #16 of April 29, 2002. The coupon interest rate for the fourth coupon period was set at 18 percent p.a.***
The issuer's obligations: ***to effect payments of the interest on the fourth coupon attached to the bonds series 02.***
Total amount of the coupon payment payable on the issuer's bonds series 02: ***RUR53,850,000 (fifty three million eight hundred and fifty thousand Russian roubles).***
Coupon income payable per each of the issuer's bond series 02: ***RUR89.75 (eighty nine roubles seventy five copecks).***
Mode of effecting payments of income on the issuer's securities: ***cash.***
Date to meet obligations to pay coupon income on the issuer's bonds: ***April 21, 2004.***
Total amount of interest paid on the issuer's bonds series 02: ***RUR53,850,000 (fifty three million eight hundred and fifty thousand Russian roubles***
Statement of the obligation fulfillment: ***obligation of making coupon income payments on the bonds series 02 is discharged in full.***

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company
(Seal)

Date: April 21, 2004